UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012.

Commission File Number: 000-53465

China Dredging Group Co., Ltd.

(Translation of registrant's name into English)

Floor 18, Tower A, Zhongshan Building,

No. 154, Hudong Road, Gulou District,

Fuzhou City, Fujian Province, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On September 23, 2012, the Registrant issued press releases announcing financial results for the quarters ended March 31, 2012 and June 30, 2012. A copy of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DREDGING GROUP CO., LTD.

Date: September 24, 2012	/s/ Alfred Ho
Alfred Ho
Chief Financial Officer